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Exhibit (d)(24)

Item 5.    Past Contacts, Transactions, Negotiations and Agreement.

        Item 5 of the Schedule TO is hereby amended and restated in its entirety as follows:

        In connection with the issuance of the Old Notes, the Company entered into two convertible note hedges dated as of June 6, 2003 (the "Original Hedges") issued by Credit Suisse First Boston International ("CSFBI"). Pursuant to the Original Hedges, CSFBI will deliver to the Company the number of shares of common stock required to be issued in connection with the conversion of the Old Notes upon payment by the Company to CSFBI of the principal amount of the Old Notes so converted. Alternatively, at the Company's option, CSFBI will deliver cash (or shares of an equivalent value) to the Company in an amount equal to the market value of the shares of common stock required to be issued in connection with the conversion of the Old Notes less the principal amount of the Old Notes so converted. At its option, the Company may settle the Original Hedges in cash. On December 3, 2004, the Company entered into two additional convertible note hedges (the "New Hedges") issued by CSFBI. Under the New Hedges, CSFBI will deliver to the Company upon settlement of the New Hedges the number of shares of the common stock required to be issued in connection with the conversion of the New Notes. The New Hedges replace and supercede the Original Hedges except that, to the extent that Old Notes remain outstanding after consummation of the Offer, the Original Hedges will apply to such Old Notes.

        Pursuant to two separate transactions, the Company issued to CSFBI warrants to purchase 12,939,689 shares of common stock at an exercise price of $72.08 per share. 6,302,521 of the warrants expire on June 15, 2008 and the remaining 6,637,168 warrants expire on June 15, 2010. At its option, the Company may settle the warrants in cash.

        The Original Hedges, the warrants and the New Hedges are included as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) hereto and incorporated by reference.

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  Item 5. Past Contacts, Transactions, Negotiations and Agreement.